Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

PRICES US$3.0 BILLION IN 5.5, 10 AND 30 YEAR UNSECURED NOTES

CALGARY, ALBERTA — MAY 23, 2017 — FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that on May 23, 2017, it priced the following US$ unsecured notes:

Note / Coupon	Principal		Maturity	Price per Note		Yield to Maturity
5.5 year / 2.95%	US$	1,000,000,000	January 15th, 2023	US$	99.853	2.978%
10 year / 3.85%	US$	1,250,000,000	June 1st, 2027	US$	99.696	3.887%
30 year / 4.95%	US$	750,000,000	June 1st, 2047	US$	99.922	4.955%

J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. and TD Securities (USA) LLC acted as joint book-running managers for the offering of the unsecured notes.  RBC Capital Markets, LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., and Wells Fargo Securities, LLC, acted as co-managers for the offering of the unsecured notes.

Net proceeds from the sale of the unsecured notes will be used to partially finance the previously announced acquisition of working interest in the Athabasca Oil Sands Project and to pay certain fees and expenses related to the acquisition.

The sale of the unsecured notes was issued under the Company’s US short form base shelf prospectus dated October 30, 2015.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of unsecured notes to which this communication relates. Before you invest in any such offering, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and the offering of unsecured notes. You may get these documents for free by visiting EDGAR on the SEC Web Site at www.sec.gov. Alternatively, Canadian Natural, any underwriter or any dealer participating in the offering of unsecured notes will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777 E: ir@cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange